Filed by Bright Lights Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

The following is a transcript of a video interview of Paul Tran, CEO of Manscaped, by Brian Sozzi, Brian Chung, and Julie Hyman of Yahoo! Finance, made available on December 2, 2021, at https://app.criticalmention.com/app/#clip/view/c78bf7c3-10cc-493d-a427-f17b00944870?token=4bc95b72-91d1-40ad-9d22-94147f1fe61c.

Brian Sozzi:

Manscaped has been tidying up mail groins since 2016 and now it's looking to add some tidy profits to your stock portfolio. The consumer products company plans to go public by merging with Bright Lights Acquisition Corp, in a deal expected to close in the first quarter of next year. Manscaped is being valued at $1 billion, AKA unicorn status as the company has also pushed into new growth areas, such as ball spray, toner, ball wipes, and anti chafing ball deodorant.

Brian Sozzi:

Let's dive to the company with its founder, Paul Tran. Paul, I don't mean just to giggle. I mean, but these are some of the names you have given to these products. I am not pulling this stuff out of thin air. But Paul ultimately good to see you here. What do you view as your competitive advantage?

Paul Tran:

Right. Great to be here. Thank you for having me. Well, the competitive advantages, we make phenomenal products and we tapped into a market that was underserved. Before Manscaped nobody was talking about male groin. There was no brand, but now fast forward to about three years later, we're now the defacto standard for male groin care. And many people see our ads, they see our commercials, but nobody knows how fast we've grown during that amount of time. So we went from a three million dollar TTM to almost 300 million dollars in revenue in just three years, with only 23 million of capital raised while being profitable and amassing over a million active members.

Brian Chung:

Hey, Paul, Brian Chung here. So why go down the SPAC route here? I guess we know your kind of growth trajectory. You have all these new products. Why did you ultimately decide to team up with the SPAC sponsor that you did? And what do you hope to use the capital that you're going to raise to do? Are there other types of categories, maybe even outside of the male category to expand into?

Paul Tran:

Well, great question, Brian. For us, it was a dream to build the next multi-generational brand. That's what we set out to do. And to do that, we believe that we had to be a public entity. We wanted our million members to also be owners. And to answer your question, why the SPACE route? It's because we found the perfect SPAC partner. We wouldn't have gone down the SPAC route if we didn't find the perfect SPAC partner. For example, you have on the screen here. I mean, Bright Lights brought us Channing Tatum. They are experts in that channel and so beyond just a check, a really large check, which we didn't really need because we were already profitable, they added a lot of value and that's why we chose the SPAC route.

Julie Hyman:

Yeah. Channing Tatum is a pretty perfect person to think of when you think of something like this given his films. Paul it's Julie here, and I want to ask just in terms of how these products are specific for this use case. In other words, can't a guy just buy a Gillette and do the same thing? In terms of your moat for these types of products, how do you think about it and how do you make that value proposition and pitch to consumers?

Paul Tran:

Well, I'm going to get pretty technical here. And we create products and the interesting thing is that we've grown way beyond the groin. So we started in the groin, we dominated, but we now cater to the entire male body. So we have products for hair. We have products deodorant, that's going to be coming out. Lip balm for men and they're all very specifically designed.

Paul Tran:

For example, our trimmer, electronic products was created specifically to remove hair on loose skin. And for men, that is a problem area. There wasn't really a trimmer design specifically around that use case. So there is a lot of IP around how we actually do that and so we see that as a competitive moat. In addition to that, our brand voice and the way that we honestly and authentically speak to men, we believe that that is an incredible moat.

Paul Tran:

As we expand into now 38 countries into retail, we have the ability to speak directly to men rather than go through a retailer, because we're digitally native. And in addition to that, we're actively deploying over a hundred million dollars in branding and marketing. We're the official sponsors of the San Francisco 49ers, we're the sponsors of the UFC. We want to be really authentic to men, and we want to create phenomenal products.

Brian Chung:

Okay. So, but that's an interesting point because to Julie's point about why couldn't you just use a regular razor? I think a lot of this has to do with brand awareness because people aren't Googling, looking for a trimmer specific to men that has the characteristics of the things that you're using to differentiate the product. And a lot of people, including myself, have seen your ads already. I think I even saw a video. You're very self aware. There's a video of seniors reacting to Manscaped ads, and there's even a long version of it, apparently on YouTube. Tell us about your marketing spend, how much of an expense is that to the company, because it does seem to be pretty important to your business model.

Paul Tran:

Yeah. So marketing used to be a high percentage of revenue, but as we scaled so quickly, marketing spend as a budget has scaled tremendously. We're now actively deploying a hundred million dollars in media, but as a percentage of revenue, it's decreased. And that's exactly what we're looking for. We're building an international multi-generational brand. That takes capital, but what's special about us is we're able to recycle that capital so quickly.

Paul Tran:

So instead of raising hundreds of millions of dollars, we've only raised 23 million dollars while being profitable and after this transaction 100% debt free with close to probably... Barring any redemption it's 200 million dollars on the balance sheet. The media for us is a way for us to talk to men. Traditional players have to go through a retailer. They talk about their value propositions on their packaging. We use media, we use influencers. We use all of our platforms, including TikTok and Instagram to speak directly to men, to let them know that women led the way in this hygiene behavior and now men are following and it's okay. It's perfectly fine to talk about it. It shouldn't be a taboo topic and if you're going to do it, use the right tools for the job.

Brian Sozzi:

Oh, I'm on the website right now and I'm looking at this product called ball spray toner. What is the origin story of a product like that? What are you hearing guys come to you and say, "Hey, folks at Manscaped, what do I need right now?" And what are some of the new use cases you're hearing from people?

Paul Tran:

Yeah. So that product fits in line with how we think about solving these problems for men. And it is all about routines. It's not any singular product. And if you look at how we approach solving these issues for men, it is around an entire routine. And for example, in the groin, that routine covers the hair removal, which is our Lawnmower series of products. Our Crop Preserver, which is kind of a wet deodorant for that area. And of course our boxers. And so we think about it as an entire routine.

Paul Tran:

What's really interesting is that we made one pair of Manscaped boxers for a content piece and men wrote in asking us whether you can buy Manscaped boxers. So we've now deployed 2 million Manscaped boxers into the market. Now, we're not an apparel company, but we're really proud that men are willing to wear our brand on their bodies. And so we realize that we're quickly becoming a lifestyle brand that has the permission to extend and take care of men from head to toe. And you see that in our active million members.

Brian Sozzi:

Paul, you have one really interesting story. Tell us a little bit about yourself and why you founded the company.

Paul Tran:

Well, I've always been an entrepreneur. I'm an immigrant here and came over when I was about five years old to this great nation. I love being an entrepreneur in this amazing country. And I always started businesses and it was Manscaped that... It was looking at the male body and going from head to toe, you realize that there was a brand and a product for every single need that you can think of. But there was white space in the groin. And so the hypothesis was either dudes weren't practicing this hygiene behavior, or there was no market for it.

Paul Tran:

And once you start creating products for it, you quickly realize that there is a huge market for it. We've deployed four million trimers in the last three years, with hundreds of millions in revenue. But if you think about it, there's over 80 million men in the US, 40 million millennials and globally, there's 900 million men. So the target demographics for just self care and groin care alone is massive, but that's only one of our verticals. We also have a really large suite of consumable products, which has been scaling tremendously also.

Brian Sozzi:

I look forward to following your public company journey. Manscaped, founder Paul Tran. Good to see you. We'll talk to you soon.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.